

OMB APPROVAL
OMB Number : 3235-0113
Expires: May 31, 1994
Estimated average burden hours per response..... 800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date April 4th, 2002

By 

(Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

GENERAL INSTRUCTIONS

A. Rule as to Use of Form 6-K.

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.


TELKOM


T-2001
Tekad meraih prestasi

PRESS RELEASE

No.TEL.98/PR000/UHI/2002

TELKOM ANNOUNCES SALE OF ADDITIONAL TELKOMSEL SHARES TO SINGTEL FOR US$429 MILLION

Bandung, April 4, 2002 – PT Telekomunikasi Indonesia Tbk ("Telkom") has reached agreement with Singapore Telecommunications Limited ("SingTel") through its wholly-owned subsidiary, Singapore Telecom Mobile Pte Ltd ("SingTel Mobile") for the sale of an additional 12.72% stake in jointly owned PT Telekomunikasi Selular ("Telkomsel") for US$429 million. As part of the transaction Telkom will complete the integration of its DCS 1800 wireless business, TelkomMobile, into Telkomsel.

Under the agreement SingTel will pay Telkom a total of US$429 million and will receive an additional 12.72% of shares in the enlarged Telkomsel to increase its total stake in the company to 35%. As part of the transaction Telkom will complete the integration of the assets and operations of TelkomMobile, Telkom's wholly owned nation-wide DCS 1800 wireless business, to consolidate Telkomsel's position as Indonesia's leading wireless company.

Following the completion of the proposed sale of additional shares, Telkom's stake in Telkomsel will be 65%. This transaction is subject to certain conditions, including the necessary regulatory, corporate and shareholder approvals.

Mr. Muhammad Nazif, President Director of Telkom said: "The sale of additional shares to SingTel demonstrates a stronger commitment by both our companies to our strategic partnership in Telkomsel. We believe our partnership and the combination of Telkomsel and TelkomMobile creates a business that can lead the development of the Indonesian wireless sector for many years to come. Telkom and SingTel, believe that this transaction will maximize benefits for both the company and its customers and are confident that our own shareholders will also benefit greatly as a result of Telkomsel's enhanced growth prospects."

Mr. Mulia Tambunan, President Director of Telkomsel, said: "The combination of the assets and licenses of Telkomsel and TelkomMobile will equip Telkomsel with a full DCS 1800 license and an additional 15 Mhz of frequency in the 1800 band. Telkomsel will be a nationally licensed dual-band operator and will be able to consolidate and build on its leading market position in the Indonesian cellular market. Coupled with Telkomsel's strong balance sheet, the combination of additional spectrum and the planned roll-out of additional capacity provides Telkomsel with the opportunity to make a significant leap forward ahead of its rival national operators. SingTel's decision to increase its participation in Telkomsel is a testament to its confidence in the prospects of both the Indonesian mobile market and the Telkomsel business."

He added: "Given the fact that SingTel has shareholdings in other mobile operators across the region, we are already beginning to see additional benefits from becoming part of this large regional group of mobile operators, both for our company and our customers. We look forward to working together with Telkom and SingTel as our

PT. TELEKOMUNIKASI INDONESIA, Tbk, - CORPORATE OFFICE
Jl. Japati No. 1 Bandung 40133 - Indonesia Phone, ++(62-22) 452.1510, Fax. ++(62-22) 4240313

shareholders and together further build on Telkomsel's leading position in the Indonesian mobile industry."

SingTel President and CEO, Mr. Lee Hsien Yang, said: "SingTel is delighted to have this opportunity to increase its involvement in the Indonesian mobile market – a market that saw over 70 per cent growth in 2001. Increasing our interest in a high quality company like Telkomsel, the largest and most profitable mobile operator in Indonesia, reflects our commitment to work closely with Telkomsel as well as SingTel's regional mobile associates. We wish to take full advantage of the high growth mobile business in this region and we will collaborate with one another in areas of engineering, product development and marketing."

Mr. Lee added: "SingTel is extremely honoured and excited to further advance our relationship with PT Telkom. We look forward to working with Telkom and the management and staff of Telkomsel to maintain its market leadership position in Indonesia."

About Telkom
Telkom is the principal provider of telecommunications services in Indonesia, providing local and domestic long distance telephone services with 7.2 million lines in service as of December 31, 2001. Telkom, either directly or indirectly through its affiliates provides a wide range of other telecommunications services including mobile and fixed cellular, data communications, leased lines and certain value-added services. Telkom, a majority state-owned company, is one of the largest companies in Indonesia with total operating revenues and operating income for year ended December 31, 2001 (unaudited) of Rp 16,131billion (US$1,572 million[1]) and Rp 7,616 billion (US$742 million[1]) respectively. For additional information, please visit Telkom's website at www.telkom.co.id.

Telkom was exclusively advised by Salomon Smith Barney.

About TelkomMobile
In July 2000, Telkom was granted a license to operate mobile phone services based on the DCS 1800 system with 15Mhz frequency bandwidth. The scope of the License includes the operation of General Packet Radio Services (GPRS), Intelligent Network (IN), and Wireless Application Protocol (WAP) platforms. The TelkomMobile division was established in order to develop this business and was granted its commercial operating licence on October 25, 2001. TelkomMobile started its with operations covering Jakarta, Bandung and Lampung. In October 2001, Telkom started the integration of TelkomMobile network into Telkomsel.

About Telkomsel
Telkomsel currently operates GSM mobile cellular services in all of Indonesia's provinces and has 138 international roaming partners in 56 countries. With approximately 3.25 million subscribers as of December 31, 2001, Telkomsel is currently the largest of the three national licensed providers of GSM services in Indonesia, with an estimated market share of 50%. Telkomsel's net revenues and net income for the year

---

[1] Assume Rp:US$ FX rate of 10,260

ended December 31, 2001 were Rp 4,918 billion (US$479 million[1]) and Rp 2,044 billion (US$199 million[1]) respectively. On February 15, 2001, TELKOM and Indosat announced asset swap transactions that included the acquisition of Indosat's 35% stake in Telkomsel by Telkom. This transaction was completed on March 16, 2001 and increased Telkom's stake in Telkomsel to 77.7%. In December 2001, SingTel completed the acquisition of a 22.28% stake in Telkomsel from KPN Mobile International BV.

After the completion of the proposed sale of additional shares Telkom's stake in Telkomsel will be 65%. Telkom is committed to maintain a majority control of Telkomsel.

The tables below set out the key operating and financial data for Telkomsel:

Key Operating Statistics	**1999**	**2000**	**2001**
Post-paid Subscribers (000')	437	657	866
Pre-paid Subscribers (000')	588	1,030	2,387
Total Subscribers	**1,025**	**1,687**	**3,252**
Market Share	*46.2%*	*46.0%*	*50.0%*
ARPU (Rp k)			
KartuHALO (Post-paid)	272	277	287
SimPATI (Pre-paid)	90	106	111
Churn Rate			
KartuHALO (Post-paid)	26.5%	17.2%	20.4%
SimPATI (Pre-paid)	23.8%	11.0%	5.1%

Source: Telkomsel & PT Telkom

Summary Financials (Rp bn)	**1998**	**1999**	**2000**	**2001**	**2001[1] (US$m)**
Net Revenues[2]	990	1,596	2,801	4,918	479
Growth		*61.2%*	*75.5%*	*75.6%*	
EBITDA	474	1,045	1,970	3,499	341
Margin	*47.9%*	*65.5%*	*70.3%*	*71.1%*	
EBIT	169	782	1,637	2,986	291
Net Income	71	669	1,346	2,044	199
Total Assets	3,066	3,268	4,733	7,477	727
Net Cash/(Debt)	432	772	791	640	62
Net Book Value	1,613	2,261	3,490	5,220	509
Subs (000's)	492	1,025	1,687	3,252	3,252
Growth		*108.3%*	*64.6%*	*92.8%*	

Source: Telkomsel

[1] *Assume Rp: US$ FX rate of 10,260.*

[2] *Revenues net of interconnect outpayments, international roaming, dealer commissions, discounts, and regulatory fees.*

About SingTel

SingTel is one of Asia's leading communications companies with a comprehensive portfolio of services that includes voice and data services over fixed, wireless and Internet platforms. Serving both the corporate and residential markets, SingTel is committed to bringing the best of global communications to its customers in the Asia Pacific region and beyond.

SingTel has extensive interests in submarine cable and satellite systems, including its co-owned ST-1 satellite. Its infrastructure development strategy is to ensure that its networks remain modern and efficient, and continue to meet the needs of its customers.

The SingTel Group is expanding rapidly into overseas markets, with investments in many Asia Pacific markets. Its major investments include Optus of Australia, Advanced Info Service of Thailand, New Century Infocomm of Taiwan, the Bharti Telecom Group of India and Globe Telecom of the Philippines. SingTel's turnover and net profit after tax (before extraordinary items) for the year ended 31 March 2001 were S$4.93 billion and S$2.32 billion respectively. More information can be found @ www.singtel.com.

For further information, please contact:

PT (Persero) Telekomunikasi Indonesia Tbk.

Investor Relations Unit
Phone: 62-22-4527337 or 62-21-5215109
Fax: 62-22-7104743 or 62-21-5220500
E-mail: investor@telkom.co.id
Website: www.telkom.co.id